Exhibit 12.1 — Computation of Ratios
QCR Holdings, Inc.
Calculation of earnings to fixed charges

	Dec-06	Dec-05	Dec-04	Dec-03	Dec-02	Jun-02

Earnings before income taxes	3,660	7,092	7,721	8,156	4,879	4,277

Add: preferred dividends on a pretax basis	164	—	—	—	—	—
Add: fixed charges	39,293	21,888	13,832	12,414	6,713	13,389

Earnings including interest expense on deposits (1)	43,117	28,980	21,553	20,570	11,592	17,666

Less: interest expense on deposits	27,065	12,842	6,852	7,005	4,151	8,895

Earnings excluding interest expense on deposits (2)	16,052	16,138	14,701	13,565	7,441	8,772

Fixed charges:
Interest expense on deposits	27,065	12,842	6,852	7,005	4,151	8,895

Interest expense on borrowings	11,842	8,439	6,473	4,945	2,332	3,976

Portion of rents representative of interest factor	386	607	507	464	230	519

Fixed charges including interest expense on deposits (3)	39,293	21,888	13,832	12,414	6,713	13,389
Less interest expense on deposits	27,065	12,842	6,852	7,005	4,151	8,895

Fixed charges excluding interest expense on deposits (4)	12,228	9,046	6,980	5,409	2,562	4,494

Rents	660	1,038	867	837	431	796

Portion of rents representative of interest factor	386	607	507	464	230	519

Ratio of earnings to fixed charges and preferred stock dividends:
Excluding interest expense on deposits ( (2)/(4) )	1.31	1.78	2.11	2.51	2.90	1.95
Including interest expense on deposits ( (1)/(3) )	1.10	1.32	1.56	1.66	1.73	1.32